SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

DBV Technologies S.A.

(Name of Issuer)

Ordinary Shares, nominal value €0.10 per share

(Title of Class of Securities)

23306J101 (American Depositary Shares, each representing one-half of one Ordinary Share)

(CUSIP Number)

Sophie Paquin

Bpifrance Participations S.A.

27-31, avenue du Général Leclerc

94710 Maisons-Alfort Cedex

France

+33 1 53 89 87 89

With copy to:

Linda A. Hesse

Jones Day

2, rue Saint Florentin

75001 Paris

France

+33 1 56 59 39 39

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 8, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 23306J101

1	Name of Reporting Person Bpifrance Participations S.A.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power Not applicable

	8	Shared Voting Power 4,228,150

	9	Sole Dispositive Power Not applicable

	10	Shared Dispositive Power 4,228,150

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,228,150

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 11.7%

14	Type of Reporting Person OO

CUSIP No. 23306J101

1	Name of Reporting Person Innobio FPCI

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power Not applicable.

	8	Shared Voting Power 226,133

	9	Sole Dispositive Power Not applicable.

	10	Shared Dispositive Power 226,133

11	Aggregate Amount Beneficially Owned by Each Reporting Person 226,133

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.6%

14	Type of Reporting Person OO

CUSIP No. 23306J101

1	Name of Reporting Person Bpifrance Investissement S.A.S.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power Not applicable.

	8	Shared Voting Power 226,133

	9	Sole Dispositive Power Not applicable.

	10	Shared Dispositive Power 226,133

11	Aggregate Amount Beneficially Owned by Each Reporting Person 226,133

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.6%

14	Type of Reporting Person OO

CUSIP No. 23306J101

1	Name of Reporting Person Caisse des Dépôts

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 150,000

	8	Shared Voting Power 4,454,283

	9	Sole Dispositive Power 150,000

	10	Shared Dispositive Power 4,454,283

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,604,283

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 12.7%

14	Type of Reporting Person OO

CUSIP No. 23306J101

1	Name of Reporting Person EPIC Bpifrance

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power Not applicable.

	8	Shared Voting Power 4,454,283

	9	Sole Dispositive Power Not applicable.

	10	Shared Dispositive Power 4,454,283

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,454,283

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 12.3%

14	Type of Reporting Person OO

CUSIP No. 23306J101

1	Name of Reporting Person Bpifrance S.A.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power Not applicable.

	8	Shared Voting Power 4,454,283

	9	Sole Dispositive Power Not applicable.

	10	Shared Dispositive Power 4,454,283

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,454,283

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 12.3%

14	Type of Reporting Person OO

This Amendment No. 2 (this “Amendment No. 2”) amends the Statement on Schedule 13D relating to ordinary shares, nominal value €0.10 per share, (“Ordinary Shares”) represented by American Depositary Shares, each American Depositary Share representing one-half of an Ordinary Share (the “ADSs”), of DBV Technologies S.A., a société anonyme incorporated in France (the “Issuer”), filed with the Securities and Exchange Commission (the “SEC”) on April 12, 2018 (as amended, the “Schedule 13D”). Capitalized terms used in this Amendment No. 2 but not otherwise defined herein have the meanings given to them in the Schedule 13D.

Item 1. Security and Issuer.

This Amendment No. 2 relates to the Ordinary Shares of the Issuer, which are represented by American Depositary Shares. The Issuer’s principal executive offices are located at 177-181 avenue Pierre Brossolette, 92120 Montrouge, France.

Item 2. Identity and Background.

Item 2 is hereby amended and restated as follows:

This Schedule 13D is filed jointly by (i) Bpifrance Participations S.A., a société anonyme incorporated under the laws of the Republic of France (“Bpifrance Participations”), (ii) Innobio FPCI (“Innobio”), a fonds professionnel de capital investissement, (iii) Bpifrance Investissement S.A.S., a French management company (société de gestion) (“Bpifrance Investissement”), (iv) the Caisse des Dépôts, a French special public entity (établissement spécial) (“CDC”), (v) EPIC Bpifrance, a French public institution of industrial and commercial nature (“EPIC”), and (vi) Bpifrance S.A. (“Bpifrance”), a société anonyme incorporated under the laws of the Republic of France. Bpifrance Participations, Innobio, Bpifrance Investissement, CDC, EPIC and Bpifrance are referred to herein collectively as the “Reporting Persons.” The principal address for CDC is 56, rue de Lille, 75007 Paris, France. The principal address for Bpifrance Participations, Innobio, Bpifrance Investissement, EPIC and Bpifrance is 27-31, avenue du Général Leclerc, 94710 Maisons-Alfort Cedex, France.

Bpifrance Participations is a French public company specializing in the business of equity financing via direct investments or fund of funds. Bpifrance Participations is a wholly-owned subsidiary of Bpifrance, a French financial institution especially created for this purpose. CDC and EPIC each hold 50% of the share capital of Bpifrance and jointly control Bpifrance. CDC is principally engaged in the business of long-term investments. EPIC, a French institution of public institution of industrial and commercial nature, is principally engaged in the holding of Bpifrance’s shares. Innobio is a fund managed by Bpifrance Investissement. The main aim of the fund is to make equity investments in innovative companies providing technology, products and services for health care. Bpifrance Investissement is a wholly-owned subsidiary of Bpifrance Participations.

As of April 8, 2019, Bpifrance Participations held directly 4,228,150 Ordinary Shares and Innobio held directly 226,133 Ordinary Shares. None of Bpifrance, EPIC nor Bpifrance Investissement held any Ordinary Shares directly. Bpifrance Investissement may be deemed to be the beneficial owner of the 226,133 Ordinary Shares held by Innobio, through its management of Innobio. Bpifrance may be deemed to be the beneficial owner of 4,454,283 Ordinary Shares, indirectly through its sole ownership of Bpifrance Participations, which is the parent company of Bpifrance Investissement. EPIC may be deemed to be the beneficial owner of 4,454,283 Ordinary Shares, indirectly through its joint ownership and control of Bpifrance. As of April 8, 2019, CDC held directly 150,000 Ordinary Shares and, as a result, CDC may be deemed to be the beneficial owner of 4,604,283 Ordinary Shares directly and indirectly through its joint ownership and control of Bpifrance.

Attached as Appendices A, B, C, D and E to Item 2 is information concerning the executive officers and directors of Bpifrance Participations, Bpifrance Investissement, CDC, EPIC and Bpifrance, respectively, required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D. Innobio is formed under the laws of the Republic France as a fonds professionnel de capital investissement. Innobio does not have legal capacity under French law or its own personnel, and is represented in all respects by Bpifrance Investissement, its manager.

None of the Reporting Persons, nor, to the best of their knowledge, any of the persons referred to in Appendices A, B, C, D and E to Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented as follows:

On April 8, 2019, Bpifrance Participations purchased 1,247,920 Ordinary Shares in connection with a U.S. public offering and European private placement (the “Offering”) by the Issuer. Between June 5, 2018 and April 8, 2019, Bpifrance Participations and CDC purchased additional Ordinary Shares on the open market. The number of shares purchased on each day and the price for such shares are set forth in Schedule I to this Schedule 13D and incorporated herein by reference. Bpifrance Participations  and CDC obtained the funds to purchase the Ordinary Shares from working capital.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

On April 3, 2019, the Issuer entered into an underwriting agreement (the “Underwriting Agreement”) with Goldman Sachs & Co. LLC and Citigroup Global Markets Inc. (the “Underwriters”), related to the Offering of an aggregate of 5,217,392 Ordinary Shares in a public offering of 1,664,892 Ordinary Shares in the form of 3,329,784 ADS of the Issuer in the United States, Canada and certain other countries outside Europe at a public offering price of $6.75 per ADS and a concurrent private placement of 3,552,500 Ordinary Shares at a price to the public of €12.02 per Ordinary Share. Each ADS represents one-half of one Ordinary Share. The Offering closed on April 8, 2019. In addition, the Issuer granted the Underwriters a 30-day option to purchase up to 782,608 additional ordinary shares in the form of 1,565,216 ADSs (the “Underwriters’ Option). The Underwriters’ Option was exercised in full on April 5, 2019.

The Offering was made pursuant to the Issuer’s effective shelf registration statement on Form F-3 (File No. 333-212708) filed on July 27, 2016, as amended by Post-Effective Amendment No. 1 on April 1, 2019 and Post-Effective Amendment No. 2 on April 1, 2019, as supplemented by a prospectus supplement dated April 3, 2019, filed on April 4, 2019.

Pursuant to the Offering, on April 8, 2019, Bpifrance Participations purchased 1,247,920 Ordinary Shares at the offering price of €12.02 per share. Between June 5, 2018 and April 8, 2019, Bpifrance Participations and CDC purchased additional Ordinary Shares on the open market. The number of shares purchased on each day and the price for such shares are set forth in Schedule I to this Schedule 13D and incorporated herein by reference. Bpifrance Participations  and CDC obtained the funds to purchase the Ordinary Shares from working capital.

All of the Ordinary Shares that are held of record by the Reporting Persons as reported herein were acquired for investment purposes. The Reporting Persons retain the right to change their investment intent, from time to time to acquire additional Ordinary Shares or other securities of the Issuer, or to sell or otherwise dispose of all or part of the Ordinary Shares or other securities of the Issuer, if any, beneficially owned by them, in any manner permitted by law. In addition, the Reporting Persons currently intend to acquire additional Ordinary Shares of the Issuer on the open market, if conditions are favorable, but are under no obligation to do so. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

Except as set forth above, none of the Reporting Persons currently has any plans or proposals which would be related to or would result in any of the matters described in Items 4(a)-(j) of the Instructions to Schedule 13D. However, as part of the ongoing evaluation of investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the board of directors of the Issuer or other third parties regarding such matters.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and supplemented as follows:

Please see Items 5, 6, 7, 8, 9 and 11 of each cover sheet for each filing entity.

As of April 8, 2019, Bpifrance Participations held directly 4,228,150 Ordinary Shares and Innobio held directly 226,133 Ordinary Shares. None of Bpifrance, EPIC nor Bpifrance Investissement held any Ordinary Shares directly. Bpifrance Investissement may be deemed to be the beneficial owner of the 226,133 Ordinary Shares held by Innobio, through its management of Innobio. Bpifrance may be deemed to be the beneficial owner of 4,454,283 Ordinary Shares, indirectly through its sole ownership of Bpifrance Participations, which is the parent company of Bpifrance Investissement. EPIC may be deemed to be the beneficial owner of 4,454,283 Ordinary Shares, indirectly through its joint ownership and control of

Bpifrance. As of April 8, 2019, CDC held directly 150,000 Ordinary Shares and, as a result, CDC may be deemed to be the beneficial owner of 4,604,283 Ordinary Shares directly and indirectly through its joint ownership and control of Bpifrance.

(a) See also the information contained on the cover pages of this Statement on Schedule 13D which is incorporated herein by reference. The percentage of Ordinary Shares beneficially owned by each Reporting Person is based on 36,157,777 outstanding Ordinary Shares of the Issuer as of April 8, 2019.

(b) See the information contained on the cover pages of this Statement on Schedule 13D, which is incorporated herein by reference.

(c) There have been no reportable transactions with respect to the Ordinary Shares or ADSs of the Issuer within the last 60 days by the Reporting Persons other than as described in this Schedule 13D and Schedule I attached hereto, which is incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7. Material to be Filed as Exhibits

99.1 — Joint Filing Agreement dated as of April 12, 2018, by and among the Reporting Persons (incorporated by reference to Exhibit 99.1 to Schedule 13D filed by Bpifrance Participations on April 12, 2018).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 9, 2019

Bpifrance Participations S.A.

By:	/s/ Sophie Paquin*
Name:	Sophie Paquin
Title:	Director of Legal Affairs

Innobio FPCI

By:	/s/ Sophie Paquin**
Name:	Sophie Paquin
Title:	Director of Legal Affairs (Bpifrance Investissement S.A.S.)

Bpifrance Investissement S.A.S.

By:	/s/ Sophie Paquin**
Name:	Sophie Paquin
Title:	Director of Legal Affairs

Caisse des Dépôts

By:	/s/ Eric Flamarion***
Name:	Eric Flamarion
Title:	Head of Financial Investment Division

Epic Bpifrance

By:	/s/ Sophie Paquin****
Name:	Sophie Paquin
Title:	Director of Legal Affairs

Bpifrance S.A.

By:	/s/ Boubakar Dione*****
Name:	Boubakar Dione
Title:	Group Director of Legal Affairs

* Sophie Paquin is signing on behalf of Bpifrance Participations S.A. by power of attorney previously filed with the Securities and Exchange Commission on February 8, 2018 as Exhibit 1 to Schedule 13D/A filed by Bpifrance Participations related to CGG, and hereby incorporated herein by reference.

** Sophie Paquin is signing on behalf of Bpifrance Investissement S.A.S. by power of attorney previously filed with the Securities and Exchange Commission on February 12, 2018 as Exhibit 2 to Schedule 13G/A filed by Bpifrance Participations related to DBV Technologies S.A., and hereby incorporated herein by reference.

*** Eric Flamarion is signing on behalf of Caisse des Dépôts by executive order from the general manager of Caisse des Dépôts previously filed with the Securities and Exchange Commission on April 12, 2018 as Exhibit 99.2 to Schedule 13D filed by Bpifrance Participations related to DBV Technologies S.A., and hereby incorporated herein by reference.

**** Sophie Paquin is signing on behalf of EPIC Bpifrance by power of attorney previously filed with the Securities and Exchange Commission on February 14, 2017 as Exhibit 3 to Schedule 13G/A filed by Bpifrance Participations related to Orange S.A., and hereby incorporated herein by reference.

***** Boubakar Dione is signing on behalf of Bpifrance S.A. by power of attorney previously filed with the Securities and Exchange Commission on September 7, 2017 as Exhibit 2 to Schedule 13D/A filed by Bpifrance Participations related to Constellium N.V., and hereby incorporated herein by reference.

APPENDIX A

Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of

BPIFRANCE PARTICIPATIONS S.A.

The name, business address and present principal occupation or employment of each of the directors and executive officers of Bpifrance Participations S.A. are set forth below. The business address of each director and executive officer is Bpifrance Participations S.A., 27-31, avenue du Général Leclerc, 94710 Maisons-Alfort Cedex, France. Unless otherwise indicated, each director and executive officer is a citizen of France.

BOARD OF DIRECTORS

Name	Present Principal Occupation or Employment

NICOLAS DUFOURCQ	Director, Chairman, Chief Executive Officer of Bpifrance Participations, and Chief Executive Officer of Bpifrance

VIRGINIE FERNANDES	Director, Head of the Steering Department at Caisse des Dépôts

CATHERINE MAYENOBE	Director, Secretary General of Caisse des Dépôts Group

FREDERIC SAINT-GEOURS	Director, President of the supervisory board of SNCF

FRENCH STATE, represented by CHARLES SARRAZIN	Director, in charge of shareholding interests in the Service & Finance sectors, Agence des Participations de l’Etat (French State Shareholding Agency)

CONSTANCE VALIGNY	Director, Assistant Director for macroeconomic policies, Direction Générale du Trésor (French Treasury)

BARBARA LAVERNOS	Director, Executive Vice-President Operations at L’Oreal

VICTOIRE AUBRY	Director, Chief Financial Officer of Icade

SOPHIE STABILE	Founder and CEO Révérence

JULIEN TOGNOLA	Chief, service of Industry, General Directorate for Companies of the Ministry of Economy and Finance

EXECUTIVE OFFICERS

Name	Present Principal Occupation or Employment

NICOLAS DUFOURCQ	Chief Executive Officer

JOSÉ GONZALO	Executive Director

PIERRE BENEDETTI	Chief Financial Officer

APPENDIX B

Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of

BPIFRANCE S.A.

The name, business address and present principal occupation or employment of each of the directors and executive officers of Bpifrance S.A. are set forth below. The business address of each director and executive officer is Bpifrance S.A., 27-31, avenue du Général Leclerc, 94710 Maisons-Alfort Cedex, France. Unless otherwise indicated, each director and executive officer is a citizen of France.

DIRECTORS

Name	Present Principal Occupation or Employment

ERIC LOMBARD	Chairman, Chief Executive Officer of Caisse des Dépôts

NICOLAS DUFOURCQ	Director, Chief Executive Officer of Bpifrance and Director, Chairman and Chief Executive Officer of Bpifrance Participations

GUILLAUME BOUDY	Director, General Secretary for Public Investment

MARIE, MARGUERITE DUFAY	Director, Chairman of the Regional Council of Bourgogne Franche-Comté

MARTIN VIAL	Director, Chairman of the Agence des Participations de l’Etat (French State Shareholding Agency)

SOPHIE FERRACCI	Chief of Staff of the Deputy Chief Executive Officer of the Caisse des Dépots

MARIE DELEAGE	Director representing the employees of Bpifrance

PHILIPPE BAYEUX	Director representing the employees of Bpifrance

VIRGINIE CHAPRON-DU JEU	Director, Group Finance Director of the Caisse des Dépôts

CLAIRE DUMAS	Director, Finance Director of Retail Banking France at Société Générale

CLAIRE CHEREMETINSKI	Director, Head of Department of Bilateral and International Matters at the French Treasury (Ministry of Economy and Finance)

HERVE MORIN	Director, Chairman of the Regional Council of Normandie

OLIVIER SICHEL	Director, Deputy Chief Executive Officer of the Caisse des Dépôts

BERNARD DELPIT	Director, Chief Financial Officer of Safran

APPENDIX C

Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of

CAISSE DES DÉPÔTS

The name, business address and present principal occupation or employment of each of the members of the Management Committee of Caisse des Dépôts are set forth below. The business address of each director and executive officer is Caisse des Dépôts, c/o 56, rue de Lille, 75007 Paris, France. Unless otherwise indicated, each such person is a citizen of France.

MANAGEMENT COMMITTEE

Name	Present Principal Occupation or Employment

ERIC LOMBARD	Chief Executive Officer of Caisse des Dépôts

OLIVIER SICHEL	Deputy Chief Executive Officer of Caisse des Dépôts

NICOLAS DUFOURCQ	Chief Executive Officer of Bpifrance

VIRGINIE CHAPRON-DU-JEU	Director of Finance for the Caisse des Dépôts Group

PIERRE CHEVALIER	Head of Legal and Tax Department

PAULINE CORNU-THENARD	Risk Director of the Caisse des Dépôts Group

OLIVIER MAREUSE	Chief Investment Officer - Director of Savings Funds at Caisse des Dépôts

CATHERINE MAYENOBE	Secretary General of Caisse des Dépôts Group

PAUL PENY	Caisse des Dépôts Group Human Resources Director

SOPHIE QUATREHOMME	Group Corporate Communications Director

MICHEL YAHIEL	Pensions and Solidarity Director

APPENDIX D

Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of

EPIC BPIFRANCE

The name, business address and present principal occupation or employment of each of the directors and executive officers of EPIC Bpifrance are set forth below. The business address of each director and executive officer is EPIC Bpifrance, 27-31, avenue du Général Leclerc, 94710 Maisons-Alfort Cedex, France. Unless otherwise indicated, each director and executive officer is a citizen of France.

DIRECTORS

Name	Present Principal Occupation or Employment

PIERRE LEPETIT	Chairman, Chief Executive Officer of EPIC Bpifrance

PIERRE-LOUIS AUTIN	Director, Head of department SITTAR at the Higher Education, Research and Innovation Ministry

YANN POUËZAT	Director, Deputy Director at the Directorate of Financing, Industry and Market of the Ministry of Economy and Finance

VERONIQUE BARRY	Director, Deputy Director at the innovation and entrepreneurship department of the French Ministry of Economy and Finance

JULIEN CABES	Director, Investment Manager at the Agence des Participations de l’Etat (French State Shareholding Agency)

ALBAN HAUTIER	Director, Deputy Director at the General Directorate for Budget of the Ministry of Economy and Finance

APPENDIX E

Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of

BPIFRANCE INVESTISSEMENT

The name, business address and present principal occupation or employment of each of the directors and executive officers of Bpifrance Investissement are set forth below. The business address of each director and executive officer is Bpifrance Investissement S.A.S., 27-31, avenue du Général Leclerc, 94710 Maisons-Alfort Cedex, France. Unless otherwise indicated, each director and executive officer is a citizen of France.

BOARD OF DIRECTORS

Name	Present Principal Occupation or Employment

NICOLAS DUFOURCQ	Director, Chairman, Chief Executive Officer of Bpifrance Participations, and Chief Executive Officer of Bpifrance

VIRGINIE FERNANDES	Director, Head of the Steering Department at Caisse des Dépôts

CATHERINE MAYENOBE	Director, Secretary General of the Caisse des Dépôts

FREDERIC SAINT-GEOURS	Director, President of the supervisory board of SNCF

FRENCH STATE, represented by CHARLES SARRAZIN	Director, in charge of shareholding interests in the Service & Finance sectors, Agence des Participations de l’Etat (French State Shareholding Agency)

CONSTANCE VALIGNY	Director, Assistant Director for macroeconomic policies, Direction Générale du Trésor (French Treasury)

BARBARA LAVERNOS	Director, Executive Vice-President Operations at L’Oréal

VICTOIRE AUBRY	Director, Chief Financial Officer of Icade

SOPHIE STABILE	Founder and CEO of Révérence

JULIEN TOGNOLA	Chief, service of Industry, General Directorate for Companies of the Ministry of Economy and Finance

EXECUTIVE OFFICERS

Name	Present Principal Occupation or Employment

NICOLAS DUFOURCQ	Chief Executive Officer

JOSÉ GONZALO	Executive Director

PIERRE BENEDETTI	Chief Financial Officer

Schedule I

	Transaction Date	Quantity of Ordinary Shares Purchased	Price per Ordinary Share (€)	Place of Transaction
Bpifrance Participations	June 5, 2018	13,760	37.4826	Euronext
Bpifrance Participations	June 6, 2018	14,375	37,2723	Euronext

	Transaction Date	Quantity of Ordinary Shares Purchased	Price per Ordinary Share (€)	Place of Transaction
CDC	October 22, 2018	6,000	33.90	Euronext
CDC	October 23, 2018	6,000	31.56	Euronext
CDC	October 24, 2018	6,000	31.74	Euronext
CDC	October 25, 2018	6,000	31.59	Euronext
CDC	October 26, 2018	6,000	31.66	Euronext
CDC	October 29, 2018	7,500	32.82	Euronext
CDC	October 30, 2018	7,500	31.76	Euronext
CDC	October 31, 2018	7,500	32.86	Euronext
CDC	November 2, 2018	7,500	34.15	Euronext